Filed by Metromile, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Metromile, Inc.

(Commission File No. 001-39484)

I still haven’t received any information for the upcoming vote. I reached out to the email provided in the FAQs last week, but still haven’t received anything. Is there another place we can go to get it?

If you hold MILE shares in either the Shareworks employee plan or with Principal as part of the 401(k) plan, but haven’t received proxy materials, email MILE@investor.morrowsodali.com (and try again if you haven’t gotten a reply). If you hold MILE shares independent of either of those plans, your brokerage should have sent materials for those shares. If you haven’t received them the best bet is to get in touch with your brokerage directly and ask for a control number; this is what allows you to cast your vote.

When will be have an answer about sabbaticals? If LMND is not going to honor them and the deal could close in the next couple months, then we’ll need to start them almost immediately in order to not lose them.

We created the sabbatical perk as a way to provide employees with time to recharge and in celebration of their 5 year anniversary. There is no monetary value associated with it, so it’s not something that will be paid out. If you were slated to take your sabbatical this year, please talk to your manager and a member of the People team if you have not already. If you’re eligible to take a sabbatical, we’d encourage you to do so! We created sabbaticals to be enjoyed and your colleagues will rally to fill in while you’re gone.

Lemonade has expressed an openness to considering benefits and perks we have that they don’t, including sabbaticals. We can’t make any promises on this front—it’s all still very exploratory. Once we know more from Lemonade on the topics of sabbaticals, benefits, and perks generally, we’ll be sure to share it with everyone.

Please know that we are aware of this and actively trying to ask Lemonade to provide an answer to this question. We have a list of all of you who are eligible for sabbaticals, and will be reaching out to you directly.

Where to Find Additional Information

This communication may be deemed to be solicitation material in respect to the proposed transaction between Metromile and Lemonade. On December 29, 2021, Metromile filed its definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger. The Definitive Proxy Statement has been mailed to stockholders of Metromile. Lemonade and Metromile may file other documents with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF Metromile ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders may obtain, without charge, a copy of the Definitive Proxy Statement and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov/. Copies of the documents filed with the SEC by Metromile are available free of charge on Metromile’s internet website at https://ir.metromile.com/ under the tab “Financial Information” and under the subheading “SEC Filings” or by contacting Metromile’s Investor Relations Department through https://ir.metromile.com/investor-resources/contact-investor-relations.

Participants in the Solicitation

Metromile, Lemonade and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Metromile in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Preliminary Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Metromile’s directors and executive officers is also contained in Metromile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 which is filed with the SEC, and Metromile’s Current Report on Form 8-K, filed with the SEC on April 22, 2021, August 3, 2021 and October 13, 2021. Information regarding Lemonade’s directors and executive officers is also contained in Lemonade’s definitive proxy statement, which was filed with the SEC on April 30, 2021, and Lemonade’s Current Report on Form 8-K, filed with the SEC on July 26, 2021. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Metromile’s security holders generally, by reading the other relevant documents regarding the proposed transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov/ and from Investor Relations at Metromile or Lemonade as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS OF Metromile AND LEMONADE ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.